SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Springhill Lake Investors Limited Partnership

(Name of Subject Company)
Springhill Lake Investors Limited Partnership

(Names of Person(s) Filing Statement)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
          This Schedule 14D-9 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest (“Units”) of Springhill Lake Investors Limited Partnership, a Maryland limited partnership, at a price of $121,912 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated March 12, 2007 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.
Item 1. Subject Company Information.
          (a) The information set forth under “The Offer — Section 7. Certain Information Concerning Your Partnership” in the Offer to Purchase is incorporated herein by reference. The Partnership’s principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
          (b) This Schedule 14D-9 relates to the units of limited partnership interest of Springhill Lake Investors Limited Partnership, of which 649 units were issued and outstanding as of December 31, 2006.
Item 2. Identity and Background of Filing Person.
          (a) This Schedule 14D-9 is being filed by Springhill Lake Investors Limited Partnership, a Maryland limited partnership (the “Partnership”), of which the sole general partner is AIMCO/Springhill Lake Investors GP, LLC, a Delaware limited liability company. The Partnership’s principal executive officers are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
          (d) The information set forth under “Summary Term Sheet” and “The Offer — Section 6. Information Concerning Us and Certain of Our Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
          (d) The information set forth under “Special Factors — Conflicts of Interest and Transactions with Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 4. Solicitation or Recommendation.
          (a) and (b) The information set forth under “Special Factors — Position of the Managing General Partner of Your Partnership with Respect to the Offer” in the Offer to Purchase is incorporated herein by reference.
          (c) Not applicable.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
          Not Applicable.
Item 6. Interest in Securities of the Subject Company.
          (b) Not applicable.

Item 7. Purposes of the Transaction and Plans or Proposals.
          (d) Not Applicable.
Item 8. Additional Information.
          (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
Item 9. Exhibits.

(a)(1)	Offer to Purchase dated March 12, 2007 (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed on March 12, 2007, relating to the Offer).

(a)(2)	Letter of Transmittal and related Instructions (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed on March 12, 2007, relating to the Offer).

(a)(3)	Letter from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed on March 12, 2007, relating to the Offer).

(e)	Not applicable.

(g)	None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 12, 2007

SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
By:	AIMCO/Springhill Lake Investors GP, LLC Managing General Partner

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President

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